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                     FIRST NEW ENGLAND DENTAL CENTERS, INC.
                              85 Devonshire Street
                          Boston, Massachusetts 02109

                               December 19, 1997




VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Shelley E. Parratt

     Re:  First New England Dental Centers, Inc.
          Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), First New England Dental Centers, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-38615) originally filed with the Securities and Exchange Commission October 23, 1997. None of the securities covered by such Registration Statement were offered for sale or sold.

     Please provide the Company and the Company's legal counsel, Arthur I. Anderson, P.C., McDermott, Will & Emery, 75 State Street, Boston, Massachusetts 02109, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Anderson at 617-345-5016 or the undersigned at 617-742-4750.

                                        Very truly yours,

                                        /s/ Donald E. Strange

                                        Donald E. Strange,
                                        President and Chief Executive Officer


cc:  Arthur I. Anderson, P.C.